Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Crackle Purchaser LLC	Delaware
Wirepath, LLC	Delaware
Wirepath Home Systems, LLC	Delaware
Remote Maintenance Systems GP, LLC	Delaware
Remote Maintenance Systems, L.P.	Delaware
Control4 EMEA Ltd.	United Kingdom
Control4 Germany GMBH	Germany
Control4 Europe doo Belgrade	Serbia
Control4 HK Limited	Hong Kong
Control4 Switzerland AG	Switzerland
Control4 India Private Limited	India
Control4 Smart Control Technology Shanghai Co., Ltd.	China
Control4 Australia Pty Ltd.	Australia
Nexus Technologies Holdings Pty Ltd	Australia
Control4 APAC Pty Ltd	Australia
Control4 New Zealand Pty Limited	New Zealand
SunBrite Holding Corporation	Delaware
SunBrite TV, LLC	Delaware
WHS, LLC	Taiwan